

June 23, 2014

<u>Via E-Mail</u>
John Reyes
Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201-2349

> **Re: Public Storage**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-33519**

Dear Mr. Reyes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 26, 2014</u>

<u>Funds from Operations and Core Funds from Operations, page 26</u>

1. We note your disclosure of FFO and Core FFO per diluted share. In future filings please include a reconciliation of these non-GAAP per share performance measures to the most comparable GAAP earnings per share. Refer to Item 10(e) of Regulation S-K and Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief